U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-SB

General Form for Registration of Securities of Small
Business Issuers under Section 12(b) or (g) of the
Securities Exchange Act of 1934

Stocktrade Network, Inc.
(Name of Small Business Issuer in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

13-4018124
(I.R.S. Employer Identification No.)

39 Broadway, Suite 720
New York, New York   10016
(Address of principal executive offices) (Zip Code)

(212) 344-8484
(Issuer's telephone number)

Securities to be Registered Under Section 12(b) of the Act:

None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock
$.001 Par Value
(Title of Class)

To simplify the language in this Registration Statement, Stocktrade Network, Inc., is referred to herein as "us" or "we."

Item 1. Business.

Business Development. We were incorporated under the name Northport Equity Trading, Inc. in the State of Delaware on July 10, 1998. Northport Holding Inc., a New York corporation formed on June 16, 1997, was our principal shareholder. On December 20, 1999, we changed our name to Northport, Inc. On January 3, 2000, we changed our name again to Stocktrade Network, Inc., which is our present name. Northport Holding, Inc., our parent company, merged into us pursuant to a Certificate of Merger signed on January 24, 2000. The effective date of the merger was January 1, 2000. The Certificate of Merger was filed in Delaware on February 1, 2000 and New York on February 2, 2000. On January 28, 2000, we filed an application for authority to do business in the State of New York.

We have not been involved in any bankruptcy, receivership or similar proceeding. Except as stated in the above paragraph, we have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

ABOUT US

General

We are a Delaware corporation that was formed in July 1998, under the name Northport Equity Trading, Inc. We are a result of the merger of Northport Holding Inc. and Northport Equity Trading, Inc. On January 1, 2000, Northport Holding Inc. merged into Northport Equity Trading, Inc. On January 3, 2000, we changed our name to Stocktrade Network, Inc. Our principal office is located at 39 Broadway, Suite 720, New York, New York 10006. Our telephone number is (212) 344-8484.

We were formed to make investments in a diversified cross-section of the financial and securities industries. Our business operations currently consist of the following diversified assets:

1.	TSI Holdings, Inc. - principal business: software development - we own 13% of TSI Holdings, Inc.
2.	International Monetary Corporation/Legend Securities, Inc. - principal business: retail stock brokerage - we own 59.3% of International Monetary Corporation which owns 99% of Legend Securities, Inc.
3.	Lieber & Weissman Securities LLC - a leverage stock trading firm - we presently are 1 of 2 Class A membership interest owners of Lieber & Weissman. In December 2000, we entered into an agreement with First Meridian Capital, LLC and Lieber & Weissman whereby First Meridian Capital invested $750,000 into Lieber & Weissman and was given the other Class A membership interest in Lieber & Weissman and control of the management of Lieber & Weissman. The agreement provides us with an override of Lieber & Weissman’s net override profits on a monthly basis until December 2010. Net override profits are defined as Lieber & Weissman’s gross revenues less trader rebates and a provision for New York City unincorporated business tax. After such time, First Meridian Capital can purchase all of our Class A membership interests for the price of $100. During the period up until December 2010, First Meridian has the right to purchase all of our Class A membership interests at an option price of $3,291,763 less an amount equal to 100% of the Class A membership interest profits allocable to us from December 2000 until the date the option is exercised.

We market ourselves under the Stocktrade Network name. Our URL is http://www.Stocktradenetwork.com (although the web site is not active at this time). As stated above, our assets are retail trading and retail brokerage offered through Legend Securities, Inc., front-end proprietary software offered through TSI Holdings, Inc. and leveraged stock trading offered through Lieber & Weissman Securities, LLC.

As of July 8, 2002, we also own 56,000 shares in Silhouette Brands, Inc. Silhouette, a New Jersey corporation, was founded in January 1994. Silhouette is a manufacturer of low- fat ice cream sandwiches and reduced fat bongos under the brand name “Silhouette,” with the Skinny Cow TM logo. Silhouette’s low-fat ice cream sandwiches are now available in over 18,000 stores throughout the nation. Silhouette is a publicly traded company trading on the Pink Sheets under the symbol SIHB. On July 8, 2002, it was trading at approximately $3.30 per share.

A description of our assets is as follows:

Legend Securities, Inc.

Legend Securities is a company that offers full-service brokerage, financial planning, investment banking and technology consulting. Legend Securities was incorporated in January 1998 as SPC Securities, Inc. and was subsequently renamed Marlin Trading, Inc. in October 1999. Marlin Trading was renamed Legend Securities, Inc. in June 2000. Legend Securities is a privately held company with headquarters in the financial district of Manhattan located in our principal headquarters at 39 Broadway, Suite 720, New York, New York 10006. It’s telephone number is (646) 254-4200.

The International Monetary Corporation owns 99% of the issued and outstanding stock of Legend Securities. The following table sets forth the beneficial owners of the International Monetary Corporation:

Shareholder	Number of Shares	Percentage

Stocktrade Network Inc.	145,700	59.30%

Mark Sulavka	65,300	26.58%

Anthony Fusco (our officer and director)	21,700	8.83%

Salvatore C. Caruso	10,000	4.07%

Stratvest Financial Management	3,000	1.22%

The market for Legend's brokerage services includes institutional, retail, and professional investors.

*	Institutions - Typical institutions include mutual funds, hedge funds, and pension funds. Institutional investors are notable for large trading volume, demand for cost-effective and robust execution and demand for access to a range of markets.

*	Retail Investors – retail investors typically demand three types of services:

1.	Financial planning.
2.	Trading via a broker.
3.	Trading via the Internet.

*	Professional Investors – Sometimes referred to as “Day-Traders,” professional traders are notable for 3 things:

1.	Demand for real-time view of the stock market.
2.	Cost-effective and robust execution.
3.	Demand for analytical tools.

There is a demand for financial planning services by retail investors that prefer not to manage their assets actively. Private companies that are unable to access the public markets have a number of needs that present an opportunity for Legend:

1.	Funding – Early stage companies either need start-up capital, or at a point in their development extra funds are required to spur further growth.
2.	Technology – Information technology has proven in recent years to be an effective way for medium size companies to compete with larger, often public, incumbents.
3.	Financial Structuring - Small and medium size companies often do not have the resources to pay attention to the complexities surrounding corporate finance.

Legend Securities services deliberately complement each other. For example, if Legend is retained to specify and develop a new information system, its technology consultants will be able to draw on the investment banking expertise to help the client secure financing. In similar fashion, the financial planning group and technology group can be called upon to complete an array of large ticket services for private companies.

Financial Planning - The Financial Planning Group helps private companies structure and manage employee benefit packages, including 401(k) plans and employee stock option plans. Additionally, the Financial Planning Group assists the brokerage group’s retail clients in the development of investment strategies.

Full Service Brokerage – Institutional clients can place their orders electronically using customized versions of Legend’s proprietary application, IT-Trader. Legend’s applications can be configured for any security or commodity. Alternatively, Legend’s institutional clients can place orders with dedicated brokers. Professional traders use a standard version of IT-Trader that includes various analytical packages. Retail clients have access to dedicated brokers, or can trade via the Internet.

Investment Banking  -  Legend’s Investment Banking division is staffed with experienced bankers on the sell-side, who specialize in private equity placements.

Technology Consulting – The Technology Consulting division builds enterprise software applications. The group has over 50 years of experience building software for local and state government, and within the financial services industry. The group has developed an extremely robust trading platform, IT-Trader, which can be configured for any instrument including equities, securitized debt, currencies, derivatives and commodities.

The following is a description of Legend’s officers and directors:

Mark Sulavka – Chief Executive Officer

Mr. Sulavka has been an officer and director of Legend since December 2000. Prior to joining Legend, Mr. Sulavka spent 14 years in the financial industry, most recently focusing on financial technology. Mr. Sulavka was Head of the International Trading Desk for Quantum Financial, a joint venture between ING Baring and Rosenthal Collins, and was later the Senior Dealer of Foreign Exchange Operations at Rosenthal Collins. Mr. Sulavka has also been a committee member of various electronic exchange initiatives including: GLOBEX (Chicago Mercantile Exchange), ACCESS (New York Mercantile Exchange), and Project A (Chicago Board of Trade). In 1998, Mr. Sulavka founded Platform Technologies, a financial consultancy that builds enterprise software for the financial industry.

Anthony Fusco – Chief Operating Officer

Mr. Fusco has been an officer of Legend since December 2000. The remainder of his background is listed under Part 1, Item 5 -  Directors and Executive Officers.

Salvatore C. Caruso - President

Mr. Caruso has been an officer and director of Legend since its inception. Mr. Caruso has over 10 years of experience in the financial services industry. He has held his Certified Financial Planner license since 1997. Additionally, Mr. Caruso has held senior management positions, and in 1996 founded StratVest Financial Management, a financial planning and investment advisory firm. Mr. Caruso is in charge of financial planning at Legend.

Jerald A. Belofsky – Managing Director

Mr. Belofsky joined Legend Securities in July 2001 as its Managing Director, and runs the Investment Banking Division. Mr. Belofsky received a law degree from George Washington University, and is a member of the New Jersey and Florida Bars. With 25 years of experience in investment banking, Mr. Belofsky has experience with complex legal issues that surround private equity placements. Mr. Belofsky also has substantial private equity sales experience, and has completed transactions in the United States, Europe, Asia and the Middle East.

TSI HOLDINGS, INC.

TSI Holdings, Inc. (“TSI”), a Nevada corporation founded in 1998, develops proprietary software that supports the electronic trading of stocks, bonds, futures, options and mutual funds. Its flagship product, TRADEanywhere™, combines hardware, software and telecommunications capabilities to create a seamless, Internet-based trading system. TRADEanywhere is in production and currently routes trades from TSI’s customers to over twenty market centers around the U.S. TRADEanywhere is now fully available in a complete turnkey solution called TRADEbox. Thomas J. Daley and Matthew T. Walsh founded TSI in 1998. Together they hold approximately 82% of TSI’s outstanding stock.

TSI’s mission is to streamline the business practices of its broker dealer clients by offering Straight Through Processing (STP) of customer orders from initial order entry to final clearing and settlement. TSI’s broker dealer customer’s benefit by being able to scale their business without adding personnel and by realizing substantial cost savings. Further, with the advent of TRADEbox, a completely self contained trading system, broker dealer clients can compete with the largest broker dealers who offer direct access trading. TSI benefits by charging transaction and/or license fees for all business routed over its network.

Management

Thomas J. Daley, President of TSI, has been a leader in electronic order routing systems design, development and sales since 1987.

Matthew T. Walsh, Executive Vice President of Sales of TSI, brings substantial professional trading experience and close contacts with many of the largest broker-dealer firms and market centers in the United States.

Pavan Kumar Garapati, Vice President Software Development of TSI, is a developer of trading systems and Internet solutions. He specializes in user interface implementation and complex rule-based processes.

LIEBER & WEISSMAN SECURITIES, LLC

Lieber and Weissman Securities, LLC or “LWS”, a limited liability company was formed in January 1997. LWS is registered with the SEC as a broker/dealer and a previous member of the American Stock Exchange. LWS is currently registered on the Philadelphia Stock Exchange (PHLX). LWS clears its trades through First Options of Chicago (FOC) as a Joint Back Office (JBO). FOC is a subsidiary of Spear, Leeds & Kellogg, one of the largest specialist firms on the New York Stock Exchange. LWS employs a technologically sophisticated trading system for electronically trading securities. LWS has direct trading access to all exchanges plus Level II NASDAQ broker/dealer screens. LWS utilizes the REDI execution system offered through Spear, Leeds & Kellogg as well as other automated systems. LWS trades its own securities account and capital on a proprietary basis. Traders generally contribute capital to LWS as owner/members and hold NASD Series 7 licenses. LWS does not broker, carry, nor solicit public customer or retail accounts.

LWS offers many business services to its traders, including maximum leverage on trading capital, direct links to the AMEX/NYSE/NASDAQ (No Internet Lag), proprietary order entry software for fast executions, all stock crossing networks including: Instinet and Island; real time profit & loss screen with net long and short positions; daily portfolio analysis; basket trading; after-hours trading; portfolio hedging; and broker/dealer margin on hedged positions using stock and index options.

LWS has individual management agreements with companies in each separate office location. These agreements are on a contract basis. LWS is a New York limited liability company and has two classes of interests, Class A and Class B. Class A members are entitled by majority vote to appoint member-managers. They have sole authority to manage LWS. Class B members generally receive special allocations of profits or losses based on their specific trading results.

EMPLOYEES

At July 1, 2002, we employed a total of 1 full time employee and 1 part time employee.

Item 2. Managements Discussion and Analysis or Plan of Operation

Certain matters discussed herein (including the documents incorporated herein by reference) are forward-looking statements intended to qualify for the safe harbors from liabilities established by the Private Securities Litigation Reform Act of 1995. These statements are not statements of historical fact, but instead represent our belief about future events. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may”, “predicts” “potential”, "believes," "plans," "intends," "anticipates," "expects," or words of similar import. Similarly, statements that describe our future plans, objectives, estimates, or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, liquidity and capital resources and accounting matters. Although we believe the expectations in the forward looking statements are reasonable, we can not guarantee future results, level of activities or achievements. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as future economic conditions, including changes in customer demands; future legislative, regulatory and competitive developments in markets in which we operate; and other circumstances affecting anticipated revenues and costs.

We are a holding company that has investments and direct management participation in several companies. Those companies include Legend Securities, Inc. (Legend) and International Monetary Corp.(IMC). Legend is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) and is a full service broker dealer providing investment and trading services to individuals and institutions. Legend is presently the only company that we manage on a day-to-day basis. In addition, we have investments in several other companies. Among these are Lieber and Weissman Securities, LLC (LWS), Silhouette Brands, Inc. (Silhouette) and TSI Holdings, Inc. (TSI). LWS is registered with the SEC and the Philadelphia Stock Exchange and is a proprietary trading firm in which members of the firm trade for the companies account. Currently, we have no management control over LWS and only have a revenue sharing relationship. Silhouette is a publicly traded company, in which we own approximately 56,000 shares (less than 3% of the issued and outstanding shares) at July 8, 2002. TSI is a technology development company, which provides software platforms for trading in financial markets. Currently, we own approximately 13% of TSI and have no participation in management.

Results of operations for the three months ended March 31, 2002 and 2001

Income

Income for the three months ended March 31, 2002 or the “Current Quarter,” increased by $144,025 to $256,273, or 128%, as compared to $112,248 in the three months ended March 31, 2001 or the “Comparable Quarter.” The increase is primarily related to the income generated from the sale of Silhouette common stock and the grant received by Legend from New York State as a result of the events of September 11, 2001.

Selling Expenses

Selling expenses remained flat during the first quarter 2001 and 2002. Selling expenses have not been significant to date and we anticipate similar expenditures for selling expenses for the foreseeable future.

General and Administrative Expenses

General and Administrative expenses nearly doubled to $203,930 in the Current Quarter as compared to $107,035 in the Comparable Quarter. This increase was the result of the acquisition of the majority of the common stock of IMC and Legend.

Net Income

As a result of the foregoing, we had net income of $4,132 in the Current Quarter as compared to losses of $10,869 in the Comparable Quarter. Per share amounts for both periods were a fraction of a cent.

Results of Operations for the Years Ended December 31, 2001 and 2000.

Income

We had income of $684,169 in 2001 compared to income of $185,911 in 2000 representing an increase of $498,258 or 268%. The increase resulted primarily from income from an agreement regarding the management and revenue sharing arrangement pertaining to LWS and trading income from the sale of approximately 90,000 shares of common stock of Silhouette for a profit of $301,674 in 2001. There were no such stock sales in 2000.

Selling Expenses

Selling expenses were roughly half as much in 2001 as in 2000. This decrease from $88,521 in 2000 to $48,680 in 2001 was the result of a significant reduction in travel and travel related costs.

General &Administrative Expenses

We had general and administrative expenses of $474,896 in 2001 compared to $1,512,711 in 2000 representing a decrease of $1,037,815 or 69%. The decrease in these expenses was as a result of our cost cutting measures primarily involving reduced payroll and facilities related charges.

Other Income and Expense

Other income and expense decreased by $71,292 from income of $24,582 in 2000 to expense of ($46,710) in 2001. The firm was adversely affected by the events of September 11, 2001. As a result of our location in southern Manhattan, we suffered significant damage to our offices and equipment, primarily through damage due to dust. As a result, we were required to dispose of equipment resulting in a loss of approximately $48,000. We are currently attempting to recover some of these losses through a claim with our insurance company. We have currently collected $10,000 and are unable to determine if any additional amounts will be collected in the future.

Net Income (Loss) from Continuing Operations

As a result of the foregoing, we had net income from continuing operations of $97,327 or $0.01 per share in 2001 as compared to losses from continuing operations of ($1,402,166) or ($0.17) per share in 2000.

12 Month Plan of Operations

Over the next 12 months, we will focus our efforts on Legend by increasing the number of independent registered representatives to increase sales commissions and assets under management. This process commenced during the first quarter of 2002. We plan to make further investments in Legend to improve name and brand recognition. Legend will also focus on increasing its institutional base of customers and continue to seek investment banking deals. We also continue to receive revenue from the revenue sharing arrangement with LWS in the amount of approximately $20,000 per month. We shall also seek other investment opportunities as they arise whether or not related to financial markets.

Liquidity and Capital Resources

Our working capital decreased by $45,974 from $346,186 at December 31, 2001 to $300,212 at March 31, 2002. This decrease was primarily the result of an increase in accounts payable. Our current ratio was 2.98 to 1 at March 31, 2002.

Cash flows used in operating activities were $1,596 in the Current Quarter as compared to $6,946 in the Comparable Quarter. The increase in the cash provided by operating activities was primarily the result of the net income for the period. Cash used by operations was $144,909 for the year ended December 31, 2001 as compared to $267,237 for the year ended December 31, 2000. The decrease in the cash used in operations in 2001 was the result of a reduced net loss during 2001.

Cash flows from investing activities were $224,902 for the year ended December 31, 2001 as compared to $63,472 for the year ended December 31, 2000. The increase in cash provided by operating activities is primarily due to the proceeds of the sale of marketable securities in 2001. Cash flows from investing activities were not significant in the Current Quarter and Comparable Quarter.

In May 1999, we entered into a promissory note agreement with Griff-Inns, Inc. (“Griff”), a corporation owned 50% by the wife of one of our previous stockholders. The note, which totaled $300,000, was due on May 11, 2000 and bore interest at rates between 10% and 15%. The note was collateralized by property and personally guaranteed by the other 50% shareholder of Griff. In April 2000, we transferred our rights in the note to the stockholder whose wife was the 50% owner of Griff in exchange for such stockholder tendering 1,957,646 shares of our common stock.

In August 1999, we agreed to purchase 50% of the issued and outstanding membership interests of TSI Holdings, Inc. (formerly known as Technology Solutions International, LLC at the time of acquisition) in exchange for $525,000 and 133,000 shares of our common stock. In February 2000, as a result of us having paid approximately $365,000 of the $525,000 cash portion of the purchase price, the parties agreed to amend the original agreement. Among other provisions, the amendment reduced our investment in TSI to a 30% ownership and reduced the amount we were to pay to the amount already paid and 92,355 shares of our common stock. We retired the remainder of the shares originally issued. We currently have a 13% ownership interest in TSI.

In December 2000, we entered into a Buy-Sell Agreement and Control Agreement with First Meridian Capital regarding Lieber & Weissman Securities, LLC. Among other provisions, FMC was admitted as a Class A member of LWS, invested $500,000 in LWS, loaned $250,000 in subordinated loans to LWS and took control of the operations of LWS. We are entitled to a specific allocation of revenues and may purchase FMC’s membership interests in LWS if certain operating conditions exist. FMC may acquire our membership interests in LWS pursuant to the agreement at any time for $3,291,763 less profits paid to us pursuant to the agreement. After 10 years, FMC has the option to acquire our interest in LWS pursuant to the agreement for $100. At December 31, 2001, we had received approximately $284,000 in profits. In addition, we entered into a loan agreement with LWS for $98,100. The loan incurs interest at 11% per annum and is to be repaid through charges to the profits due to us. The amount due on the loans at December 31, 2001 totaled $32,051 which has subsequently been paid in full. In addition, two of our shareholders tendered an aggregate of 1,672,000 shares of our common stock to us which we retired.

In August 2001, we entered into a promissory note agreement with IMC whereby we loaned IMC $75,000. The note, which bears interest at the rate of 8% per annum plus 8% of IMC's issued and outstanding stock at such time or 8,700 shares, was due in June 2002. On January 10, 2002, the note, was exchanged for 57,000 shares of the common stock of IMC.

In January 2002, we purchased, pending regulatory approval, an additional 80,000 shares of IMC in exchange for $50,000. Among other provisions, the agreement provides that we may contribute the funds to IMC or directly to IMC’s subsidiary, Legend. In addition, the agreement provides a call option to IMC shareholders, to repurchase up to 105,700 shares of the IMC stock owned by us on February 28, 2002 and December 2002 at prices fixed pursuant to the agreement. None of the options were exercised on February 28, 2002.

In March 2002, Legend received approximately $103,000 from New York State pursuant to a grant program instituted in response to the events of September 11, 2001. The proceeds from the grant have been included in grant income.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, income taxes and loss contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, may be impacted significantly by judgment, assumptions and estimates used in the preparation of the consolidated financial statements.

Cost of the securities sold by us is determined using the first-in first-out method. The use of a different method would result in a significant gain on the sale of the securities included in our income.

Not-readily marketable securities consist primarily of warrants of National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc. Management considers fair value for these securities to be cost. Fluctuations between this value and ultimate realization may occur.

Legend’s retail customer transactions are cleared through Penson Financial Services, Inc. on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, Penson may charge Legend for any loss incurred in satisfying customer obligations. Additional credit risk occurs if Penson, or counterparties do not fulfill their obligations. Legend regularly monitors the activity in its customer accounts for compliance with margin requirements.

Item 3. Description of Properties

We currently lease office space in a building located at 39 Broadway, Suite 720, New York City, New York. The lease commenced on August 17, 1999 and terminates on November 17, 2007. We have approximately 4,135 square feet of office space. The total base rent plus utilities is $9,710 per month. Currently, a portion of the office space is sublet to several tenants including but not limited to one of our assets, Legend Securities, Inc. Legend rents approximately 40% of the current space and is required to pay $4,000 per month. Sommerset Capital Inc. rents about 30% of our space and pays $2,900 per month. Sommerset is not currently affiliated with Stocktrade but there have been discussions to undertake a 15% stock swap of Sommerset for 15% of International Monetary Corporation, the 99% owner of Legend Securities, Inc. Rent is currently in arrears for both tenants.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of July 1, 2002, there were 8,002,525 shares of our common stock, $0.001 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of July 1, 2002, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.

Security Ownership of Beneficial Owners (1)(2):

Title of Class	Name & Address	Amount	Percent
Common Stock	Anthony Fusco 39 Broadway Suite 720 New York, New York 10016	2,085,602	26.06%

Common Stock	David Serure 39 Broadway Suite 720 New York, New York 10016	527,334	6.59%

Common Stock	Irwin Tancer and Anita Tancer 111 Violet Drive Pearl River, New York 10968	553,334	6.91%

Security Ownership of Management(2):

Title of Class	Name & Address	Amount	Percent
Common Stock	Anthony Fusco 39 Broadway Suite 720 New York, New York 10016	2,085,602	26.06%

Common Stock	David Serure 39 Broadway Suite 720 New York, New York 10016	527,334	6.59%

All directors and executive officers as a group (2 persons)		2,612,936	32.65%

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Item 5.     Directors and Executive Officers

The names and ages of our directors and executive officers as of July 1, 2002 are as follows:

Name	Age	Position

Anthony J. Fusco	37	President, Treasurer and Director

David A. Serure	37	Vice President, Secretary and Director

ANTHONY FUSCO  -  Mr. Fusco is our President, Treasurer and Director and has been an officer and director since our inception in 1998. In addition, he was an officer and director of Northport Holding, Inc., our parent company, upon its inception in 1997 until its merger with us effective January 1, 2000. Mr. Fusco has a background in accounting, management, and financial markets. From 1990 through 1996, Mr. Fusco was Senior Vice President at Tullet and Tokyo FOREX, Inc. with offices located in New York, New York. He was responsible for the firm's Spot FOREX activity and directly responsible for 10 departments with over 100 FOREX brokers. Since 1996, he has worked in various capacities at several broker dealers located in New York, New York. He began as a trainee with Norfolk Securities Corp. from December 1995 through March 1996. He then worked as an Account Executive from July 1996 through June 1997 at PCM Securities, L.P.; Continental Broker- Dealer, Corp.; and LT Lawrence & Co. Inc. Mr. Fusco holds Series 7, Series 63, Series 55 and Series 24 securities licenses. As stated above, in June 1997 he founded Northport Holding, Inc., which merged with Stocktrade Network, Inc. (it was known as Northport Equity Trading, Inc. immediately prior to the merger) in January 2000. During his tenure as President of Stocktrade, he has acted as a principal for several broker-dealers for the benefit of Stocktrade. The broker-dealers include Thomas M. Couch, Inc. from July 1999 through September 1999; Legend Securities, Inc. from December 2000 to the present time; and Lieber and Weissman Securities, LLC from November 1998 through December 2000. From December 2000 to date he is still registered with Lieber and Weissman Securities, LLC although not as a principal. Mr. Fusco is also the Chief Financial Officer and Executive Vice-President of Collective Infrastructure Technology, Inc. CIT is a New York Corporation with its office at 572 Craig Avenue, Staten Island, NY 10307. CIT was formed in November, 2001. Its core business is to design, engineer and install infrastructure for voice, data, video (satellite and terrestrial) and security systems in large residential and commercial buildings in the NY-NJ Metro area.In 1986, Mr. Fusco earned a Bachelor of Science degree in Accounting from St. John’s University in New York City.

DAVID A. SERURE  -  Mr. Serure is our Vice President, Secretary and Director and has been an officer and director since our inception in 1998. In addition, he was an officer and director of Northport Holding, Inc., our parent company until merger in January 2000. Presently, Mr. Serure is an independent business consultant to several different industries. Mr. Serure has held senior level positions with Fortune 100 companies managing advertising and marketing budgets. From 1996 to 1998, he worked for Frontier Communications International Inc. From 1994 through 1996, he served as Marketing Director for Kinney Systems, Inc., a parking company. In 1986, Mr. Serure graduated from Ithaca College in Ithaca, New York where he earned a Bachelor of Arts degree in Speech Communications.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. We have not compensated our directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees.

None of our officers and/or directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

Item 6.      Executive Compensation

Name	Position	Year	Salary	Bonus	Other	Stock	Options

Anthony Fusco	President, Treasurer and Director	2000	$ 58,749	0	0	0	0
		2001	$ 24,500	0	0	0	0
		2002	$ 46,800 to June 30, 2002	0	0	0	0

David Serure	Vice President, Secretary and Director	2000	$ 69,084	0	0	0	0
		2001	$ 26,250	0	0	0	0
		2002	$ 3,000 to June 30, 2002	0	0	0	0

On June 26, 2002 our Advisory Board and Board of Directors determined to compensate David Serure $500 a month plus reimbursed health insurance expenses. They also decided to compensate Anthony Fusco up to $10,416 per month at his discretion.

Item 7.      Certain Relationships and Related Transactions

We currently lease office space in a building located at 39 Broadway, Suite 720, New York City, New York. The lease commenced on August 17, 1999 and terminates on November 17, 2007. We have approximately 4,135 square feet of office space. The total base rent plus utilities is $9,710 per month. Currently, a portion of the office space is sublet to several tenants including but not limited to one of our assets, Legend Securities, Inc. Legend rents approximately 40% of the current space and is required to pay $4,000 per month. Sommerset Capital Inc. rents about 30% of our space and pays $2,900 per month. Sommerset is not currently affiliated with Stocktrade but there have been discussions to undertake a 15% stock swap of Sommerset for 15% of International Monetary Corporation, the 99% owner of Legend Securities, Inc. Rent is currently in arrears for both tenants.

In May 1999, we entered into a promissory note agreement with Griff-Inns, Inc. (“Griff”), a corporation owned 50% by the wife of one of our previous stockholders. The note, which totaled $300,000, was due on May 11, 2000 and bore interest at rates between 10% and 15%. The note was collateralized by property and personally guaranteed by the other 50% shareholder of Griff. In April 2000, we transferred our rights in the note to the stockholder whose wife was the 50% owner of Griff in exchange for such stockholder tendering 1,957,646 shares of our common stock.

In August 2001, we entered into a promissory note agreement with IMC whereby we loaned IMC $75,000. The note, which bears interest at the rate of 8% per annum plus 8% of IMC's issued and outstanding stock at such time or 8,700 shares, was due in June 2002. On January 10, 2002, the note, was exchanged for 57,000 shares of the common stock of IMC.

In January 2002, we purchased, pending regulatory approval, an additional 80,000 shares of IMC in exchange for $50,000. Among other provisions, the agreement provides that we may contribute the funds to IMC or directly to IMC’s subsidiary, Legend. In addition, the agreement provides a call option to IMC shareholders, to repurchase up to 105,700 shares of the IMC stock owned by us on February 28, 2002 and December 2002 at prices fixed pursuant to the agreement. None of the options were exercised on February 28, 2002.

Except as listed above, we do not intend to enter into any other transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners.

Item 8.      Description of Securities

Qualification.

The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.

Our authorized common stock consists of 15,000,000 shares of common stock, $.001 par value per share, of which 8,002,525 shares are issued and outstanding. Stockholders: (i) have general ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors; (ii) are entitled to share ratably in all our assets available for distribution to shareholders upon liquidation, dissolution or winding up our affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares of common stock now outstanding are fully paid and non-assessable when issued. Stockholders do not have cumulative voting rights. Thus, the holders of more than 50% of our outstanding shares of common stock, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and in such event, the holders of the remaining shares of common stock will not be able to elect any of our directors.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, $.001 par value per share. No shares of preferred stock are outstanding. The number, designation, relative rights, preferences and limitations of the shares of preferred stock, in one or more series, may be fixed by our Board of Directors from time to time. These rights or privileges could adversely affect the voting power of holders of shares of our common stock and could decrease the amount of earnings or assets available for distribution to the holders of shares of our common stock.

Dividend Policy

We have never paid cash dividends on the shares of our common stock and for the foreseeable future expect to retain all earnings for use in our operations and for expansion of our business. Accordingly, we have no present intention to pay cash dividends.

Liquidation Rights

Upon our liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Voting Rights

Holders of our common shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights

Our common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There are no other material rights of our common shareholders. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us.

PART II

ITEM 1.     MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(A)     MARKET PRICE.   There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we currently intend to seek a listing on the OTC Electronic Bulletin Board in the United States. Our shares can not trade on the OTC Bulletin Board until all SEC comments relating to this Form 10-SB have been resolved. Our shares are not and have not been listed or quoted on any exchange or quotation system.

At July 1, 2002, there were 8,002,525 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

As of the date of this registration statement, we had 220 holders of record of our common stock. We currently have one class of common stock outstanding. As of this date, there are no plans to file a registration statement to register our restricted shares of common stock. Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Penny Stock Considerations

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.

(B)     HOLDERS.   There are 220 holders of our shares of common stock. The issued and outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 504 and 505 of Regulation D of the 1933 Securities Act.

(C)     DIVIDENDS.    We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2.     LEGAL PROCEEDINGS

Except as listed below, we are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.

In August, 2000, Daniel Goldsher and Richard Goldsher commenced an action for damages in the Supreme Court of the State of New York against us, Anthony Fusco, our officer and director, Alfred Zecchine, a former officer and director of ours as well as other parties. The suit was commenced based on personal injuries allegedly received by the plaintiffs in August 1999 at 45 Broadway, New York, New York. We do not believe that Mr. Fusco or us have any liability in this case and are vigorously defending this lawsuit.

In December 1999, our former subsidiary, Lieber & Weissman Securities LLC and certain of its principals, Michael Lieber, Gene Weissman, and Anthony Fusco, our officer and director, entered into Consent Orders with the State of Colorado pursuant to which Lieber & Weissman agreed to withdraw its application for broker-dealer registration in Colorado and not to reapply. The principals agreed not to effect any securities transactions in the future in Colorado in association with a broker-dealer or investment adviser for the accounts of others or for the account of Lieber & Weissman or its principals. The Consent Orders were entered into absent any specific findings of Colorado.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of our principal independent auditor. Our accountant at this time is Seligson & Giannattasio, LLP, N. White Plains, New York.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information relating to sales of securities which were not registered under the Securities Act of 1933.

In December, 1999, we completed a Regulation D, Rule 505 Offering of shares of our common stock at the offering price of $2.00 per share. The following sets forth the identity of the class of persons to whom we sold these shares and the amount of shares for each shareholder:

Date	Name	$ Amount	Shares
11/16/1998	Randall J. Massey	20,000.00	10,000.00
11/19/1998	Ian Smith	20,000.00	10,000.00
11/19/1998	Richard S.Becker	15,000.00	7,500.00
11/19/1998	Richard S.Becker	5,000.00	2,500.00
11/19/1998	George R.Smith	50,000.00	25,000.00
11/25/1998	Thomas D. Willis	50,000.00	25,000.00
12/01/1998	Ted Adams	20,000.00	10,000.00
12/01/1998	Paul Walther	50,000.00	25,000.00
12/02/1998	Siyah Partnership	50,000.00	25,000.00
12/10/1998	Thomas R. Gardner	20,000.00	10,000.00
12/11/1998	Salvatore Palma	20,000.00	10,000.00
12/14/1998	Donald F. Harris	20,000.00	10,000.00
12/14/1998	Fred Swartz`	20,000.00	10,000.00
12/14/1998	Linwood Springs Real Estate Development	20,000.00	10,000.00
12/18/1998	Simon R.Bullen	20,000.00	10,000.00
12/21/1998	Walter C. Ward	20,000.00	10,000.00
12/21/1998	Thomas R. Gardner	10,000.00	5,000.00
12/21/1998	Carl Mitchell	20,000.00	10,000.00
12/24/1998	Gerhardt Kenneth	20,000.00	10,000.00
12/24/1998	Stewart Stevens	29,982.50	14,991.25
12/29/1998	Philip Jones	20,000.00	10,000.00
12/31/1998	Danny Williams	20,000.00	10,000.00
12/31/1998	Perfection Fresh	50,000.00	25,000.00
01/05/1999	Greg Hardy	50,000.00	25,000.00
01/08/1999	Kenneth Rall	20,952.44	10,476.22
01/11/1999	Timothy D. Peterson	19,614.54	9,807.27
01/11/1999	Ellis J. Paz	20,000.00	10,000.00
01/11/1999	H G White	20,000.00	10,000.00
01/12/1999	Rose Ciampolillo	50,000.00	25,000.00
01/15/1999	D Koch &J Read	20,000.00	10,000.00
01/15/1999	Gerald Hecker	20,000.00	10,000.00
01/15/1999	Linwood Springs Real Estate Development	12,000.00	6,000.00
01/21/1999	Bruce Campbell	21,178.32	10,589.16
01/27/1999	James Punches	20,000.00	10,000.00
01/28/1999	Eric R. Farran	100,000.00	50,000.00
01/29/1999	Harold & Gail D. Young	20,000.00	10,000.00
01/29/1999	Ronald F. Kuenning	50,000.00	25,000.00
01/29/1999	Greg & Alison DeAnna	20,000.00	10,000.00
02/01/1999	James S. Hurst	10,934.31	5,467.16
02/01/1999	James S. Hurst	16,464.76	8,232.38
02/01/1999	Bryon T. Yancey, Jr.	20,000.00	10,000.00
02/01/1999	Eugene Bracken	20,000.00	10,000.00
02/02/1999	Roy E. Dragg	10,000.00	5,000.00
02/02/1999	Alan R. Taylor	10,000.00	5,000.00
02/03/1999	Walter C. Ward	10,000.00	5,000.00
02/04/1999	Ted Adams	5,000.00	2,500.00
02/08/1999	Linwood Springs Real Estate Development	4,000.00	2,000.00
02/08/1999	Mark Schuknecht	25,000.00	12,500.00
02/09/1999	Salvatore Palma	10,000.00	5,000.00
02/09/1999	Christopher Michael Windridge	20,000.00	10,000.00
02/10/1999	Sarah B Kuss and Roger F. Kuss	20,000.00	10,000.00
02/11/1999	Simon R.Bullen	30,000.00	15,000.00
02/12/1999	Greg Hardy	25,000.00	12,500.00
02/16/1999	Douglas L. Engeps	20,000.00	10,000.00
02/17/1999	Peter Oliver	30,982.00	15,491.00
02/18/1999	James S. Hurst	12,600.93	6,300.46
02/18/1999	Central Hydraulics Inc.	20,000.00	10,000.00
02/19/1999	Dave Lewis Gale	8,000.00	4,000.00
02/19/1999	Jesse Schreiber	20,000.00	10,000.00
02/19/1999	Charles E. Rice	10,000.00	5,000.00
02/19/1999	Charles W. Sizemore	10,000.00	5,000.00
02/19/1999	Peter Oliver	4,982.00	2,491.00
02/24/1999	David Boyanich	20,000.00	10,000.00
02/25/1999	Jack L.Tyler	20,000.00	10,000.00
02/26/1999	Kenneth Rall	30,000.00	15,000.00
e02/26/1999	R.B. Guthrie	20,000.00	10,000.00
03/01/1999	Don C.Griffey	50,000.00	25,000.00
03/01/1999	Michael McKnight	20,000.00	10,000.00
03/02/1999	David O.Hughes	20,000.00	10,000.00
03/02/1999	Bruce Campbell	16,984.30	8,492.15
03/03/1999	Linwood Springs Real Estate Development	4,000.00	2,000.00
03/05/1999	Russell E. Dorr	20,000.00	10,000.00
03/05/1999	James E. Beale Jr.	20,000.00	10,000.00
03/05/1999	Dale Burford	20,000.00	10,000.00
03/08/1999	Philip M.Day M.D.	10,985.00	5,492.50
03/08/1999	G.Fraser Brown	30,000.00	15,000.00
03/10/1999	Philip M.Day M.D.	8,985.00	4,492.50
03/16/1999	Bruce Campbell	18,868.16	9,434.08
03/18/1999	Michael R. Claybrook	12,000.00	6,000.00
03/18/1999	Dave Lewis Gale	12,000.00	6,000.00
03/18/1999	Yungee Chang	20,000.00	10,000.00
03/18/1999	David O'Neal	20,000.00	10,000.00
03/19/1999	John Poposki	20,000.00	10,000.00
03/19/1999	Ed Morse	25,000.00	12,500.00
03/19/1999	Diana Lyn Farran	250,000.00	125,000.00
03/24/1999	John P. Hess	20,000.00	10,000.00
03/24/1999	Russell E. Dorr	40,000.00	20,000.00
03/26/1999	Fred Swartz	20,000.00	10,000.00
03/26/1999	William H.Buege	20,000.00	10,000.00
03/26/1999	Jack L.Tyler	20,000.00	10,000.00
03/29/1999	Linwood Springs Real Estate Development	10,000.00	5,000.00
03/29/1999	Richard Pickering	29,975.00	14,987.50
03/31/1999	David Boyanich	50,000.00	25,000.00
04/02/1999	Kenneth Rall	100,000.00	50,000.00
04/06/1999	John Poposki	40,000.00	20,000.00
04/07/1999	James E. Schwiner	30,000.00	15,000.00
04/07/1999	Michael R. Claybrook	20,000.00	10,000.00
04/07/1999	Michael Tseghai	5,000.00	2,500.00
04/09/1999	Keith Green	20,000.00	10,000.00
04/12/1999	O.F.Jones	20,000.00	10,000.00
04/14/1999	Larry L.Saverson	25,000.00	12,500.00
04/14/1999	Robert Emmert	20,000.00	10,000.00
04/15/1999	Joe & Genevieve Aberle Living Trust	20,000.00	10,000.00
04/16/1999	Ted Adams	5,000.00	2,500.00
04/19/1999	Lakeview Value & Fitting	20,000.00	10,000.00
04/19/1999	Turner Toys Inc.	20,000.00	10,000.00
04/19/1999	G.Fraser Brown	20,000.00	10,000.00
04/19/1999	Michael Tseghai	14,000.00	7,000.00
04/21/1999	Takashi Matsumura	20,000.00	10,000.00
04/21/1999	Ronald R. Stein	20,000.00	10,000.00
04/26/1999	Don C.Griffey	25,000.00	12,500.00
04/26/1999	Socrates Skiadas	20,000.00	10,000.00
04/27/1999	Robert B.Parish	20,000.00	10,000.00
04/29/1999	Brian Patterson	20,000.00	10,000.00
04/30/1999	Christopher Michael Windridge	9,982.00	4,991.00
05/03/1999	Fred Swartz	20,000.00	10,000.00
05/05/1999	Michael Tseghai	1,000.00	500.00
05/05/1999	Mark E.Fleer	10,000.00	5,000.00
05/05/1999	Mark E.Fleer	10,000.00	5,000.00
05/06/1999	Franklin Ralton	20,000.00	10,000.00
05/10/1999	Ronald L.Avery	19,999.93	9,999.96
05/14/1999	Rosaleen C. Bierwagen	20,000.00	10,000.00
05/14/1999	Gregory J. Young	20,000.00	10,000.00
05/17/1999	John W. Mathis	55,124.52	27,562.26
05/21/1999	Albert L.Davis	8,000.00	4,000.00
06/01/1999	Mark E.Fleer	10,000.00	5,000.00
06/01/1999	Michael Claybrook	8,000.00	4,000.00
06/04/1999	James E. Schwiner	30,000.00	15,000.00
06/04/1999	John W. Mathis	38,709.99	19,355.00
06/07/1999	Charles L.Bonccelli	20,000.00	10,000.00
06/07/1999	Joel F.Maroney	20,000.00	10,000.00
06/07/1999	Ralph V.Johnson	20,000.00	10,000.00
06/09/1999	Yunggee Chang	60,000.00	30,000.00
06/14/1999	William M. Enright	20,000.00	10,000.00
06/21/1999	O. F. Jones III	30,000.00	15,000.00
06/24/1999	Charles E. Rice	10,000.00	5,000.00
06/25/1999	Adrian Humphries	35,000.00	17,500.00
06/28/1999	James P. Sullivan	20,000.00	10,000.00
07/09/1999	David C. Hulst	20,000.00	10,000.00
07/28/1999	Albert L.Davis	12,000.00	6,000.00
07/30/1999	Larry Severson	25,000.00	12,500.00
08/09/1999	Norman J. Ruiz	20,000.00	10,000.00
09/17/1999	Robert E. Peyser	20,000.00	10,000.00
10/19/1999	Wendell McDowell	40,000.00	20,000.00
12/01/1999	Joseph & Idii Lieber Foundation	25,000.00	12,500.00

The shares of common stock issued in our Regulation D, Rule 505 offering were issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 505 of Regulation D of the Securities Act of 1933. In accordance with Section 230.505 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 505 exemption for this offerings since it met the following requirements set forth in Reg. ss.230.505:

(A)     No general solicitation or advertising was conducted by the us in connection with the offering of any of the Shares.

(B)     At the time of the offering we were not: (1) subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; or (2) an "investment company" within the meaning of the federal securities laws.

(C)     Neither us, nor any our predecessors, nor any of our directors, nor any beneficial owner of 10% or more of any class of our equity securities, nor any promoter currently connected with us in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

(D)     The offers and sales of securities by us pursuant to the offerings were not attempts to evade any registration or resale requirements of the securities laws of the United States or any of its states.

(E)     None of the investors are affiliated with any of our directors, officers or promoter or any beneficial owner of 10% or more of our securities.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities in the past 3 years.

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the DGCL enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to a corporation or its stockholders for violations of the director's fiduciary duty, except:

*	for any breach of a director's duty of loyalty to the corporation or its stockholders;
*	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
*	pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or
*	for any transaction from which a director derived an improper personal benefit.

Our certificate of incorporation provides in effect for the elimination of the liability of directors to the extent permitted by the DGCL.

Section 145 of the DGCL provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Our bylaws entitle our officers and directors to indemnification to the fullest extent permitted by the DGCL.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART F/S

For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

C O N T E N T S

PAGE NO.

Independent Auditors' Report	1

Consolidated Balance Sheets as of March 31, 2002 (Unaudited) and December 31, 2001	2 - 3

Consolidated Statements of Operations and Comprehensive Loss for the Three Months Ended March 31, 2002 and 2001 (Unaudited) and the Years Ended December 31, 2001 and 2000	4

Consolidated Statements of Changes in Stockholders' Equity for the Three Months Ended March 31, 2002 (Unaudited) and the Years Ended December 31, 2001 and 2000	5

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2002 and 2001 (Unaudited) and the Years Ended December 31, 2001 and 2000	6 - 7

Notes to Consolidated Financial Statements	8 - 16

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS OF
STOCKTRADE NETWORK, INC. AND SUBSIDIARIES

We have audited the accompanying statements of financial condition of Stocktrade Network, Inc. and Subsidiaries (the “Company”), as of December 31, 2001, and the related statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Stocktrade Network, Inc. and Subsidiaries as of December 31, 2001, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Seligson & Giannattasio, LLP
N. White Plains, New York
June 11, 2002

                            STOCKTRADE NETWORK, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                 March 31,           December 31,
                                                   2002                  2001
                                                   ----                  ----
                                                 (Unaudited)
                ASSETS
                ------
Current assets:
   Cash and cash equivalents                       $ 175,153           $ 166,672
   Accounts receivable                                57,694                  --
   Marketable securities at market value             169,617             197,400
   Note receivable - related party                        --              75,000
   Due from clearing agent                            44,456                  --
   Prepaid expenses and other current assets           5,098              16,839
                                                   ---------           ---------

       Total current assets                          452,018             455,911

Property and equipment - net                         134,180              71,411

Securities not readily marketable                     24,885              15,784
Other assets                                           5,543               3,270
                                                   ---------           ---------

       Total assets                                $ 616,626           $ 546,376
                                                   =========           =========

See notes to consolidated financial statements.

                                        2

                            STOCKTRADE NETWORK, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                             March 31,        December 31,
                                                                2002               2001
                                                                ----               ----
                                                            (Unaudited)

       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------

Current liabilities:
   Accounts payable                                        $     43,716       $    10,909
   Accrued expenses and other current liabilities               108,090            98,816
                                                            -----------       -----------

       Total current liabilities                                151,806           109,725
                                                            -----------       -----------

Minority interest                                                51,819                --
                                                            -----------       -----------

Stockholders' equity:
   Preferred stock, $.001 par value, 5,000,000 shares
     authorized, none issued and outstanding                         --                --
   Common stock, $.001 par value, 15,000,000 shares
     authorized, 8,002,525 shares issued and outstanding          8,003             8,003
   Additional paid-in capital                                 4,976,685         4,976,685
   Retained deficit                                          (4,688,603)       (4,692,735)
   Unrealized holding gains                                     116,916           144,698
                                                            -----------       -----------

       Total stockholders' equity                               413,001           436,651
                                                            -----------       -----------

       Total liabilities and stockholders' equity           $   616,626       $   546,376
                                                            ===========       ===========

See notes to consolidated financial statements.

                                        3

                            STOCKTRADE NETWORK, INC.
                                AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                                     Three Months Ended                          Year Ended
                                                           March 31,                             December 31,
                                                     2002             2001                  2001             2000
                                                     ----             ----                  ----             ----
                                                  (Unaudited)      (Unaudited)
Income
   Profits from Lieber  Weissman Securities
    LLC (note 11)                                 $  62,312          $ 74,544            $  266,168     $     39,065
   Trading income                                    56,929                --               301,674               --
   Grant income                                     103,419                --                    --               --
   Other income                                      33,613            37,704               116,327          146,846
                                                -----------       -----------            ----------      -----------

       Total income                                 256,273           112,248               684,169          185,911
                                                -----------       -----------            ----------      -----------

Operating expenses:
   Selling                                            8,314             5,592                48,680           88,521
   General and administrative                       203,930           107,035               474,896        1,512,711
                                                -----------       -----------            ----------      -----------

       Total operating expenses                     212,244           112,627               523,576        1,601,232
                                                -----------       -----------            ----------      -----------

Income (loss) from operations                        44,029              (379)              160,593       (1,415,321)
                                                -----------       -----------            ----------      -----------
Other (expense) Income:
   Interest and dividend income                         722                --                22,730           24,763
   Interest expense                                  (4,513)           (8,983)              (21,285)            (181)
   Loss on disposal of fixed assets                      --                --               (48,155)              --
                                                -----------       -----------            ----------      -----------

       Total other (expense) income                  (3,791)           (8,983)              (46,710)          24,582
                                                -----------       -----------            ----------      -----------

                                                     40,238            (9,362)              113,883       (1,390,739)
Minority interest                                   (28,601)               --                    --               --
                                                -----------       -----------            ----------      -----------

Net income (loss) before income taxes                11,637            (9,362)              113,883       (1,390,739)

Income taxes                                          7,505             1,507                16,556           11,427
                                                -----------       -----------            ----------      -----------

Net income (loss) from continuing operations          4,132           (10,869)               97,327       (1,402,166)
Loss from discontinued operations                        --                --                    --         (296,266)
                                                -----------       -----------            ----------      -----------

Net income (loss)                                     4,132           (10,869)               97,327       (1,698,432)

Other comprehensive loss:
   Unrealized holding loss on investment
     securities                                     (27,782)          (67,200)             (178,602)         (25,000)
   Reclassification adjustment - gain on
     sale of securities                             (15,545)               --              (301,674)              --
                                                -----------       -----------            ----------      -----------

       Total comprehensive loss                 $   (39,195)      $   (78,069)           $ (382,949)     $(1,723,432)
                                                ===========       ===========            ==========      ===========

Primary and diluted weighted shares outstanding   8,002,525         8,002,525             8,002,525       10,188,376
Primary and diluted earnings (loss) per share   $        --       $        --            $      .01      $      (.17)

See notes to consolidated financial statements.

                                        4

                            STOCKTRADE NETWORK, INC.
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

 FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                          Preferred                                          Additional
                                            Stock            Common                          Paid-In
                                      Shares     Amount      Shares           Amount         Capital
                                      ------     ------      ------           ------         -------

Balance, January 1, 2000                --     $    --      11,662,816      $    11,663      $ 5,273,025

Repurchase and retirement of shares     --          --      (3,619,646)          (3,620)        (296,380)

Amendment to investment in TSI Inc.     --          --         (40,645)             (40)              40

Unrealized holding loss                 --          --              --               --               --

Net loss                                --          --              --               --               --
                                   -------     --------      ---------      -----------      -----------

Balance, December 31, 2000              --          --       8,002,525            8,003        4,976,685

Unrealized holding loss                 --          --              --               --               --

Net income                              --          --              --               --               --
                                   -------     --------      ---------      -----------      -----------

Balance, December 31, 2001              --          --       8,002,525            8,003        4,976,685

Unrealized holdings loss                --          --              --               --               --

Net income                              --          --              --               --               --
                                   -------     --------      ---------      -----------      -----------

Balance, March 31, 2002                 --     $    --       8,002,525      $     8,003      $ 4,976,685
                                   =======     ========      =========      ===========      ===========

                                                            Unrealized
                                         Retained           Holding
                                         (Deficit)          Gains             Total
                                         ---------          -----             -----

Balance, January 1, 2000                $(3,066,630)     $   348,300      $ 2,566,358

Repurchase and retirement of shares              --               --         (300,000)

Amendment to investment in TSI Inc.              --               --               --

Unrealized holding loss                          --          (25,000)         (25,000)

Net loss                                 (1,723,432)              --       (1,723,432)
                                        -----------      -----------      -----------

Balance, December 31, 2000               (4,790,062)         323,300          517,926

Unrealized holding loss                          --         (178,602)        (178,602)

Net income                                   97,327               --           97,327
                                        -----------      -----------      -----------

Balance, December 31, 2001               (4,692,735)         144,698          436,651

Unrealized holdings loss                         --          (27,782)         (27,782)

Net income                                    4,132               --            4,132
                                        -----------      -----------      -----------

Balance, March 31, 2002                 $(4,688,603)     $   116,916      $   413,001
                                        ===========      ===========      ===========

See notes to consolidated financial statements.
                                                         5

                            STOCKTRADE NETWORK, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Three Months Ended                            Year Ended
                                                             March 31,                              December 31,
                                                       2002             2001                  2001                2000
                                                       ----             ----                  ----                ----
                                                    (Unaudited)       (Unaudited)

Cash Flows From Operating Activities:
   Net income (loss)                                 $  4,132            $(10,869)         $   97,327        $(1,698,432)
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
       Depreciation                                    11,682              10,687              42,746             80,526
       Amortization                                       327                 327               1,308              1,308
       Loss from discontinued operations                   --                  --                  --            296,266
       Loss on fixed assets                                --                  --              48,155                 --
       Gain on sale of marketable securities          (15,545)                 --            (301,674)                --
       Minority interest                               28,601                  --                  --                 --
   Changes in operating assets and liabilities:
     Accounts receivable                              (57,694)            (19,686)                 --                 --
     Due from clearing agent                          (17,092)                 --                  --                 --
     Prepaid expenses and other current assets         27,622              25,414              (1,582)           947,079
     Accounts payable and other current liabilities    16,371             (12,819)            (31,189)           106,016
                                                    ---------            --------          ----------       ------------

Net cash flows from operating activities               (1,596)             (6,946)           (144,909)          (267,237)
                                                    ---------            --------          ----------       ------------

Cash flows from investing activities:
   Acquisition of fixed assets                         (5,383)                 --                  --            (32,481)
   Repayment of officer loans                              --                  --                  --             95,953
   Purchase of marketable securities                       --                  --              (2,702)                --
   Proceeds from sale of marketable securities         15,460                  --             302,604                 --
   Note receivable from related party                      --                  --             (75,000)                --
                                                    ---------            --------          ----------       ------------

Net cash flows from investing activities               10,077                  --             224,902             63,472
                                                    ---------            --------          ----------       ------------

NET CHANGE IN CASH AND EQUIVALENTS                      8,481              (6,946)             79,993           (203,765)

Cash and equivalents  - beginning of period           166,672              86,679              86,679            290,444
                                                    ---------            --------          ----------       ------------

Cash and equivalents - end of period                $ 175,153            $ 79,733          $  166,672       $     86,679
                                                    =========            ========          ==========       ============

See notes to consolidated financial statements.

                                        6

                            STOCKTRADE NETWORK, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Three Months Ended                    Year Ended
                                              March 31,                        December 31,
                                         2002              2001            2001            2000
                                         ----              ----            ----            ----
                                       (Unaudited)      (Unaudited)

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the period for:
Interest                                 $ 2,330          $ 8,983          $ 21,285     $      181
                                         =======          =======          ========     ==========
Income taxes                             $ 7,505          $ 1,507          $ 16,556       $ 11,427
                                         =======          =======          ========       ========

See notes to consolidated financial statements.

                                        7

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stocktrade Network, Inc. (the "Company") was incorporated in the State of Delaware in July 1998 under the name Northport Equity Trading, Inc. The Company was renamed Northport, Inc. in December 1999 and Stocktrade Network, Inc. in January 2000. Its subsidiaries were organized as follows:

Company	Date
Kronos Asset Management, Inc.	Jan., 1997
Lieber Weissman Securities LLC ("LWS")	April, 1997
Northport Capital, Inc.	May, 1998
Northport Trading, LLC	July, 1998
Wall Street Studies, Inc.	May, 1999

The Company owned 45% of the Class A member shares of LWS at December 31, 1998. The remaining Class A shares were acquired in 1999. In 2000, First Meridian Capital, LLC (“FMC”) was admitted as a Class A member, invested and lent an aggregate of $750,000 to LWS and took control of LWS’s operations (see note 11). LWS is a broker/dealer and trades its own securities account and capital on a proprietary basis.

In January 2002, the Company acquired a controlling interest in International Monetary Corp. (“IMC”), an Illinois corporation incorporated in December 2000. IMC owns 99% of Legend Securities, Inc. (“Legend”), a New York Corporation incorporated on January 28, 1998.

The companies are engaged in management and investments in business ventures operating predominantly in the securities industry in New York City.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries listed above. With the exception of LWS and Legend, all the subsidiaries were inactive during 2001. The Company is currently liquidating these companies and has reported these losses as being from discontinued operations. The operations of LWS have not been consolidated as the result of a buy-sell and control agreement entered into in 2000 (see note 11). The operations of IMC and Legend are consolidated commencing on the date of acquisition.

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods based on the estimated useful lives of the assets of three to seven years. Routine maintenance and repairs are expensed as incurred.

Marketable Securities

The Company utilizes Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” to account for marketable securities. Under this standard, certain investments in debt and equity securities are reported at fair value. The Company’s marketable securities, which consist of publicly traded common stock, have been reported as available for sale securities. The value of these securities is as follows:

                                         March 31,         December 31,
                                           2002                2001
                                       (Unaudited)

     Cost                                $  52,701         $  52,702
     Cumulative unrealized gains           117,173           144,835
     Cumulative unrealized losses             (257)             (137)
                                          --------          --------
                                          $169,617          $197,400
                                          ========          ========

Cost of the securities used in the computation of realized gains and losses is determined using the first-in first-out method. During the fiscal year ended December 31, 2001, the Company sold 93,000 shares, resulting in a realized gain on these securities of $301,674. During the three months ended March 31, 2002, the Company sold 8,500 shares, resulting in a realized gain on these securities of $15,545.

Income Taxes

The Company has elected to file a consolidated Federal income tax return with its wholly-owned subsidiaries. The Company owns less than 80% of IMC which files its own federal income tax returns with its subsidiary. The Company's deferred income taxes arise principally from net operating losses. Income taxes are reported based upon Statement of Financial Accounting Standards (“SFAS”) No. 109, "Accounting for Income Taxes".

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions and Securities Transactions

Commissions earned from customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Intangibles

Intangible assets, which consist of organization costs, are being amortized on the straight line basis over 5 years.

Use of Estimates

The company uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Fair Value

The Company has a number of financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at March 31, 2002 and December 31, 2001, does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Earnings per Share

Earnings per share for the three months ended March 31, 2002 and 2001 and for the years ended December 31, 2001 and 2000 was computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. The Company did not have any common equivalent shares in dilutive shares outstanding during any of the periods presented.

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interim Reporting

Information pertaining to March 31, 2002 and the three months ended March 31, 2002 and 2001 has not been audited. In the opinion of management, the unaudited interim financial information reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Results for interim periods are not necessarily indicative of results for a full year.

NOTE 2 -  ACQUISITION OF IMC AND LEGEND

In August 2001, the Company entered into a promissory note agreement with IMC whereby the Company loaned IMC $75,000. The note, which bore interest at the rate of 8% per annum plus 8% of IMC's issued and outstanding stock at such time or 8,700 shares, was due in June 2002. On January 10, 2002, the note, was exchanged for 57,000 shares of the common stock of IMC.

In January 2002, the Company purchased, pending regulatory approval which was obtained on May 3, 2002, an additional 80,000 shares of IMC in exchange for $50,000. Among other provisions, the agreement provides that the Company may contribute the funds to IMC or directly to IMC’s subsidiary, Legend. In addition, the agreement provides a call option to IMC shareholders, to repurchase up to 105,700 shares of the IMC stock owned by the Company on February 28, 2002 and December 2002 at prices fixed pursuant to the agreement. None of the options were exercised on February 28, 2002.

Proforma information
                                                  Three Months Ended                           Year Ended
                                                       March 31,                               December 31,
                                               2002                  2001                 2001              2000
                                              (Unaudited)           (Unaudited)

Revenues                                       $256,273              $165,198            $904,841        $5,585,470
Net income (loss)                                 4,132               (65,001)            (40,268)       (1,622,629)
Earnings (loss) per share                            --                  (.01)               (.01)             (.16)

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - NOTES RECEIVABLE  -  RELATED PARTY

In May 1999, the Company entered into a promissory note agreement with Griff-Inns, Inc. (“Griff”), a corporation owned 50% by the wife of one of the Company’s stockholders. The note, which totaled $300,000, was due on May 11, 2000 and bore interest at rates between 10% and 15%. The note was collateralized by property and personally guaranteed by the other 50% shareholders of Griff. In April 2000, the Company transferred its rights in the note to a stockholder of the Company in exchange for 1,957,646 shares of the Company’s common stock.

NOTE 4 -  DUE FROM CLEARING AGENT

Legend maintains a deposit with its clearing agent totaling $26,699 at March 31, 2002. This deposit is held in an account in Legend’s name by the clearing agent and invested in a money market account.

NOTE 5  -  NOT-READILY MARKETABLE SECURITIES

Not-readily marketable securities consist primarily of warrants of National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc. Management considers fair value for these securities to be cost. Fluctuations between this value and ultimate realization may occur.

NOTE 6  -  PROPERTY AND EQUIPMENT

The major classes of property and equipment, at cost are as follows:
                                                March 31,        December 31,
                                                  2002               2001
                                               (Unaudited)

       Computer equipment                       $104,410           $ 104,410
       Furniture and fixtures                     45,273              41,745
       Office equipment                          152,169              52,571
                                                 301,852             198,726
       Less: Accumulated Depreciation            167,672             127,315

                                                $134,180           $  71,411

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7  -  COMMITMENTS

The Company leases office space under non-cancelable operating leases expiring December 31, 2007. Future minimum rental payments are as follows:

          2002                                  $105,283
          2003                                   108,442
          2004                                   114,890
          2005                                   118,336
          2006                                   125,081
          2007                                   132,028

                                               $ 704,060

Rent expense charged to operations amounted to $289,172 and $223,118 for the years ended December 31, 2001 and 2000, respectively. The Company has provided the landlord with a letter of credit in the amount of $41,022, renewable on a yearly basis.

In December 2001, the Company amended its lease agreement to reduce the amount of office space leased at its facilities. Pursuant to this amendment, the Company was required to pay approximately $31,000 to buy out the lease for the surrendered space.

NOTE 8  -  NET CAPITAL REQUIREMENTS

Legend’s minimum net capital requirement under rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($2,428 at March 31, 2002) or $5,000. At March 31, 2002, the net capital, as computed, was $92,589. Consequently, Legend had excess net capital of $87,589.

NOTE 9  -  CONCENTRATION OF CREDIT RISK

Legend’s retail customer transactions are cleared through Penson Financial Services, Inc. (“Penson”) on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, Penson may charge Legend for any loss incurred in satisfying customer obligations. Additional credit risk occurs if Penson, or counterparties do not fulfill their obligations. Legend regularly monitors the activity in its customer accounts for compliance with margin requirements.

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10  -  INCOME TAXES

The Company has available approximately $4,448,000 of net operating loss carryforwards available to reduce future taxable income expiring through 2021.

Deferred tax assets are comprised as follows:
                                                           March 31,        December 31,
                                                            2002               2001

       Deferred tax assets
         Net operating loss carry forwards                $1,761,648          $1,797,200

       Deferred tax liabilities:
         Accrued rent                                         17,964              17,486

       Net deferred tax assets                             1,743,684           1,779,714

       Deferred tax assets valuation allowance             1,743,684           1,779,714

         Net deferred tax assets                    $             --   $              --
The Company's income tax expense consists of the following:
                                Three Months Ended                                 Year Ended
                                    March 31,                                     December 31,
                         2002                    2001                       2001                2000
                         ----                    ----                       ----                ----

       Current:
         Federal        $       --             $        --      $               --  $               --
         State               7,505                   1,507                  16,556              11,427

                             7,505                   1,507                  16,556              11,427

       Deferred:
         Federal                --                      --                      --                  --
         State                  --                      --                      --                  --

                                --                      --                      --                  --

                            $7,505                  $1,507            $     16,556         $    11,427

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10  -  INCOME TAXES (Continued)

A reconciliation of the difference between the expected income tax rate using the statutory federal tax rate and the Company's effective rate is as follows:
                                               Three Months Ended                                 Year Ended
                                                   March 31,                                      December 31,
                                        2002                    2001                       2001                2000
                                        ----                    ----                       ----                ----

U.S. Federal income tax
   statutory rate                            34%                    (34)%                    34%             (34)%

Valuation allowance                         (34)                     34                     (34)              34

State and local income taxes                 65                      16                      15                1

Effective tax rate                           65%                     16%                     15%               1%

State and local taxes include provisions for taxes related to the Company’s stockholders’ equity.

NOTE 11  -  BUY-SELL AND CONTROL AGREEMENT

In December 2000, the Company entered into a Buy-Sell Agreement and Control Agreement with FMC. Among other provisions, FMC was admitted as a Class A member of LWS, invested $500,000 in LWS, lent $250,000 in subordinated loans to LWS and took control of the operations of LWS. The Company is entitled to a specific allocation of revenues and may purchase FMC’s shares if certain operating conditions exist. FMC may acquire the Company’s rights pursuant to the agreement at any time for $3,291,763 less profits paid to the Company pursuant to the agreement. After 10 years, FMC has the option to acquire the Company’s interest in LWS pursuant to the agreement for $100. At December 31, 2001, the Company had received approximately $284,000 in profits. In addition, the Company entered into a loan agreement with LWS for $98,100. The loan incurs interest at eleven percent (11%) per annum and is to be repaid through charges to the profits due to the Company. The amount due on the loans at December 31, 2001 totaled $32,051, which was subsequently paid in full. In addition, two shareholders of the Company agreed to tender an aggregate of 1,672,000 shares of the Company’s common stock to the Company.

STOCKTRADE NETWORK, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  -  INVESTMENT IN TECHNOLOGY SOLUTIONS INTERNATIONAL

In August 1999, the Company agreed to purchase 50% of the issued and outstanding membership interests of Technology Solutions International, LLC (“TSI”) in exchange for $525,000 and 133,000 shares of the Company’s common stock. In February 2000, as a result of the Company having paid approximately $365,000 of the $525,000 cash portion of the purchase price, the parties agreed to amend the original agreement. Among other provisions, the amendment reduces the Company’s investment in TSI to a 30% ownership and reduces the amount the Company was to pay to the amount already paid and 92,355 shares of the Company’s common stock. The Company retired the remainder of the shares originally issued.

NOTE 13  -  STATE GRANT

In March 2002, Legend received approximately $103,000 from New York State pursuant to a grant program instituted in response to the events of September 11, 2001. The proceeds from the grant have been included in other income.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Anthony J. Fusco
ANTHONY J. FUSCO Title: President, Treasurer and Director

By:	/s/ David A. Serure
DAVID A. SERURE Title: Vice President, Secretary and Director and Director

Dated:   July 10, 2002

INDEX TO EXHIBITS

2.1	Certificate of Merger - Delaware
2.2	Certificate of Merger - New York
3.1	Articles of Incorporation of Stocktrade Network, Inc. (formerly known as Northport Equity trading, Inc. and Articles of Amendment; Articles of Incorporation of Northport Holding Inc.
3.2	By-laws
10.1	Promissory Note with International Monetary Corp. dated August, 2001.
10.2	Purchase Agreement with International Monetary Corp. dated January 10, 2002.
10.3	Purchase Agreement with International Monetary Corp. dated January 15, 2002.
10.4	Purchase Agreement between International Monetary Corp. and Legend Securities, Inc. dated August, 2001.
10.5	Agreement with First Meridian Capital, LLC and Lieber and Weisman Securities, LLC dated December, 2000
10.6	Agreement with Technology Solutions International, LLC (n/k/a TSI Holdings, Inc.) dated July 7, 1999.